FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 25, 2002

BIOMIRA INC.
(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N 1H1
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] (for past years)        Form 40-F [X] (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]     No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Third Quarterly Report to Shareholders for the period ending September 30, 2002
SIGNATURES
Exhibit Index
Certification of T. Alexander McPherson
Certification of Edward A. Taylor

For the 9 months ended September 30, 2002

Q1 Q2 **Q3** Q4

# BIOMIRA

## Interim Report 2002

QUARTERLY REPORT TO SHAREHOLDERS:

2002 Third Quarter Report

Corporate Update

THERATOPE® Vaccine

In September 2002, Biomira announced the results of the interim analysis from its Phase III THERATOPE® vaccine trial of women with metastatic breast cancer. This was the only formal analysis for time to disease progression and the first analysis for survival. Success at the interim analysis would have provided a potential opportunity to get this product to women with metastatic breast cancer approximately one year earlier, if approved by the regulatory authorities. The recommendation of the Data Safety Monitoring Board (DSMB) review of the interim data was to continue the trial to its planned conclusion expected in the first half of 2003.

Statistical Significance: The trial has two primary endpoints, time to disease progression (TDP) and survival. Efficacy was to be declared if either of these endpoints was significant, thus the usual significance level of 0.05 required by the regulatory agencies had to be partitioned for the two primary endpoints. The decision was made to partition the 0.05 into 0.01 for TDP and 0.04 for survival. The 0.04 for survival was further partitioned for the interim analysis allocation. The statistical procedure used adjusts for several factors and determined that the endpoint for survival significance at final analysis will be 0.0357.

The Interim Analysis: An interim analysis is normally performed to see if there is a much greater benefit than expected, thus allowing an earlier opportunity to provide the product to patients. The p-value set for the interim survival analysis provided an extremely stringent statistical hurdle. This was done to allow the opportunity to conduct an interim survival analysis while not borrowing too much of the p-value from the final survival analysis, where the expected outcome of a survival difference would most likely be seen, given the design of the study.

At the final analysis, seeing a statistical difference for survival will be three-fold easier to achieve, requiring a p-value equal to or less than approximately 0.03, while still showing statistical significance. It should be noted that not meeting the p-value for survival at the interim analysis does not have an impact on the probability of meeting the p-value for survival at the final analysis. The Company remains blinded to the results of the interim analysis.

Aside from the hope of getting a product candidate to patients sooner, an important benefit to conducting an interim analysis is timely data collection. The Phase III THERATOPE® vaccine trial has undergone five independent reviews by the DSMB. These reviews have put the Company in a position to move forward very efficiently with the final analysis upon reaching the required number of survival events. In addition, it gives us the confidence that the data collection and presentation is in an appropriate format acceptable and meaningful to statisticians and oncologists.

Both Biomira and Merck KGaA of Darmstadt, Germany, our collaborator with respect to THERATOPE® vaccine and BLP25 Liposomal vaccine, were pleased to learn that the DSMB had no safety concerns regarding the continuation of this trial, or the start up of new trials in our current development plan. Safety is the number one concern of the DSMB and if there were any indications that patients on a study are not getting any clinical benefit or that they were being disadvantaged, the DSMB could stop a trial. This was not the case with our Phase III trial of THERATOPE® vaccine.

Other THERATOPE® vaccine trials: Biomira and Merck KGaA have commenced a Phase II THERATOPE® vaccine trial in women with metastatic breast cancer who are being treated with aromatase inhibitors, a type of hormonal therapy, or Faslodex® (fulvestrant), an estrogen-receptor antagonist. The study’s primary objective is to determine the response of the immune system in these metastatic breast cancer patients. A secondary objective is to determine the safety and tolerability of THERATOPE® vaccine when used in conjunction with aromatase inhibitors or fulvestrant. This trial is not designed to formally evaluate efficacy.

A Phase II THERATOPE® vaccine pilot study in colorectal cancer patients was recently fully enrolled with 20 patients at the Cross Cancer Institute in Edmonton, Canada. Results of this trial should be available in the first half of 2003.

BLP25 Liposomal vaccine: Enrolment continues in a 166-patient randomized and controlled study utilizing BLP25 Liposomal vaccine in patients with metastatic non-small cell lung cancer (NSCLC). Patients are being enrolled in both Canada and the United Kingdom. The trial endpoints are safety, survival and quality of life. The trial is expected to complete enrolment by the end of 2002. A DSMB review of safety data from the first 100 patients was recently announced, with the recommendation to continue the trial without modification.

BLP25 Liposomal vaccine is also being tested in a Phase II pilot study in patients with prostate cancer. The purpose of the trial is to determine whether BLP25 Liposomal vaccine can affect the serum marker prostate specific antigen (PSA). The study will follow patients to see if PSA levels, usually indicative of growing cancer, can be reduced or stabilized.

Cost Reduction Program to Maximize Resource Allocation

Following the announcement of the decision to continue the THERATOPE® vaccine trial to its planned final conclusion expected in the first half of 2003, Biomira realized that with the downturn in the biotech sector generally, and more specifically in Biomira’s share price, potential financing opportunities would be expensive and dilutive. Although funds were available to move to the final analysis, funds will also be required to move beyond that milestone toward commercialization of the product. Therefore, a cost reduction program was initiated to focus primarily on curtailing research programs, in earlier stages of development, in favour of continuing development of the two lead product candidates, THERATOPE® vaccine and BLP25 Liposomal vaccine.

This strategic decision, supported by the Board, attempts to ensure the Company will have approximately two years cash on hand at the end of 2002. Fifty-one positions were cut, with approximately 50 per cent in discovery research, 25 per cent in service support and another 25 per cent in general and administration. Biomira will retain a U.S. presence, as it maintains product development and oversight manufacturing activities and continues to build a marketing organization, prior to the potential launch of THERATOPE® vaccine.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis should be read in conjunction with the unaudited consolidated financial statements and accompanying notes.

Overview

Biomira Inc. (“Biomira” or “the Company”) is a product-focused biotechnology company applying its proprietary immunology and organic chemistry technologies for the development of therapeutic cancer vaccines. The Company’s lead product candidate, THERATOPE® vaccine, is currently being tested in a Phase III clinical trial for metastatic breast cancer. The Company’s commitment to the development of products for the treatment of cancer is focused on innovative strategies for immunotherapeutic treatment of cancer.

Results of Operations

Financial results for the third quarter reflect a consolidated net loss from operations of $7.4 million and $0.16 per share compared to $7.1 million and $0.14 per share, for the same period in 2001. For the nine months ended September 30, 2002, the net loss of $22.8 million and $0.50 per share are $7.2 million or 24% lower than the loss of $30.0 million and $0.59 per share for the same period last year. The lower loss in 2002 results mainly from a $10.0 million reduction in research and development expenditures, offset by an increase of $1.4 million in market development costs and lower investment and other income of $2.1 million.

Revenues

Contract research and development revenues for the quarter and the nine months ended September 30, 2002 totaled $1.1 million and $3.0 million compared to $1.0 million and $2.7 million respectively for the same periods in 2001. The increased contract research and development revenues were the result of higher funding payments received from Merck KGaA.

Year to date licensing revenues from collaborative agreements, which represent the amortization of upfront payments received from Merck KGaA in May 2001, are higher due to the fact that the comparable period included only five months of amortization.

Licensing, royalties and other revenue for the nine months ended September 30, 2002 totalled $0.2 million compared to $0.9 million for the same period in 2001. The decrease in revenues is due to income received in the prior year related to a royalty-bearing license agreement for various diagnostic technologies that terminated in 2001.

Research and Development

Research and development expenditures of $7.0 million for the third quarter, compared to $8.3 million for the same period in 2001, represent a decrease of $1.3 million or 16%. The nine-month results for 2002 and 2001 are $20.7 million and $30.6 million, respectively. The lower level of expenditures can be attributed to the winding down of the THERATOPE® vaccine Phase III trial, the suspension of the autologous vaccine and Liposomal Interleukin-2 (L-IL-2) programs, and ongoing cost containment.

Marketing and Business Development

Marketing and business development expenses are new program expenditures in 2002 relating to the development of Biomira’s internal marketing capabilities and co-funding with Merck KGaA of pre-launch initiatives leading up to the potential worldwide commercialization of THERATOPE® vaccine.

Investment and Other Income

For the nine months ended September 30, 2002, investment and other income were lower by $2.1 million from the same period last year due to declining market yields tied to lower interest rates, drawing down the portfolio balance, and an unrealized foreign exchange loss due to the devaluation of the Canadian dollar with respect to US dollar denominated liabilities.

Liquidity and Capital Resources

Biomira’s cash reserves as at September 30, 2002 include $49.7 million in cash and short-term investments. In the third quarter, the Company drew down $1.4 million, and an aggregate of $3.4 million year to date, under its existing equity line agreement. Approximately 2.9 million shares are still available for future drawdown under the terms of the equity line agreement expiring in June 2003.

During the third quarter, the Company made interest and principal repayments of $4.3 million, and aggregate payments of $11.8 million for the nine months of 2002 under the terms of the convertible debenture agreement. To date, these repayments have been entirely in cash rather than in common shares.

Outlook

Until such time as the THERATOPE® vaccine receives regulatory approval and is commercialized, Biomira will continue to incur operating losses.

Biomira has available cash and financing to complete existing clinical programs and financing vehicles in place to initiate a product launch should THERATOPE® vaccine be approved. However, over the longer term, Biomira’s ability to raise capital to pursue its strategic goals will depend on market acceptance and successful commercialization of its lead products; the Company’s prospects and equity market conditions allowing financing on acceptable terms; the costs and timelines required to obtain regulatory approval for its products; the ability to patent and defend its intellectual property; timely progression of clinical studies; and its ability to in-license complementary products and technology to build up its pipeline.

Risks and Uncertainties

As described in the Outlook, the primary risks and uncertainties facing Biomira are successful regulatory approval of THERATOPE® vaccine and the Company’s ability to raise capital. Other operating risks and uncertainties have not changed significantly from those disclosed in the Company’s 2001 annual report in the Management’s Discussion and Analysis.

Forward Looking Statements

This report may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing or availability of clinical trial analyses, efficacy, safety and clinical benefit of products, risks that the regulatory agencies will not accept a filing based upon significance in one study and one study endpoint, timing of regulatory clearances, timing of product launches in different markets, market acceptance of products, adequacy of financing and reserves on hand, and the achievement of contract milestones. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a complete account of our official corporate documents filed in the United States and Canada, you are encouraged to review documents filed with the securities regulators

Alex McPherson, MD, PhD
President and Chief Executive Officer

Share Registrars and Transfer Agents		Stock Listings and Symbols
Computershare Trust Company of Canada 600, 530 — 8th Ave. S.W. Calgary, AB T2P 3S8 Canada	Computershare Trust Company Inc. P.O. Box 1596 Denver, CO 80201 USA	Toronto Stock Exchange BRA Nasdaq National Market BIOM

ABOUT BIOMIRA

Biomira Inc. is a biotechnology company applying its leading technology in immunotherapy and organic chemistry for the development of cancer therapeutics. The Company’s commitment to the development of products for the treatment of cancer is currently focused on synthetic therapeutic vaccines and innovative strategies for immunotherapy of cancer. Biomira’s lead cancer vaccine product candidates are THERATOPE® therapeutic vaccine and BLP25 vaccine. We are The Cancer Vaccine People™.

Contact: Jane Tulloch
Director, Investor Relations
780 490-2812 ir@biomira.com

We invite you to visit our web site at www.biomira.com or call our investor relations department toll free at 1-877-234-0444 Ext. 277.

CONSOLIDATED BALANCE SHEETS
(Canadian dollars, in thousands)

	(Unaudited)	(Audited)
	September 30	December 31
	2002	2001

ASSETS
Current
Cash and cash equivalents	$7,979	$22,789
Short-term investments	41,691	62,343
Accounts receivable	1,220	1,386
Prepaid expenses	468	469

	51,358	86,987
Capital assets (net)	1,742	2,202

	$53,100	$89,189

LIABILITIES
Current
Accounts payable and accrued liabilities	$9,348	$13,999
Accrued interest on convertible debentures	42	245
Current portion of deferred revenue	1,053	1,053
Current portion of capital lease obligation	181	233

	10,624	15,530
Deferred revenue	7,988	8,778
Capital lease obligation	154	263
Class A preference shares	30	30

	18,796	24,601
SHAREHOLDERS’ EQUITY
Share capital (Note 3)	327,755	323,597
Convertible debentures (Note 4)	14,338	22,206
Contributed surplus	8,901	8,901
Deficit	(316,690)	(290,116)

	34,304	64,588

	$53,100	$89,189

CONSOLIDATED STATEMENTS OF OPERATIONS
(Canadian dollars, in thousands, except per share amounts)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2002	2001	2002	2001

REVENUE
Contract research and development	$1,077	$991	$3,016	$2,733
Licensing revenue from collaborative agreements	264	263	790	439
Licensing, royalties and other revenue	39	243	222	858

	1,380	1,497	4,028	4,030

EXPENSES
Research and development	6,978	8,336	20,671	30,626
General and administrative	1,630	1,683	5,483	5,894
Marketing and business development (Note 5)	312	—	1,378	—
Amortization of capital assets	227	347	727	934

	9,147	10,366	28,259	37,454

OPERATING LOSS	(7,767)	(8,869)	(24,231)	(33,424)
Investment and other income	389	1,799	1,523	3,599
Interest expense	(11)	(5)	(36)	(24)

LOSS BEFORE INCOME TAXES	(7,389)	(7,075)	(22,744)	(29,849)
Income tax provision	(19)	(27)	(65)	(148)

NET LOSS	$(7,408)	$(7,102)	$(22,809)	$(29,997)

BASIC & DILUTED LOSS PER SHARE (Note 6)	$(0.16)	$(0.14)	$(0.50)	$(0.59)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	52,817	51,213	52,817	51,213

CONSOLIDATED STATEMENTS OF DEFICIT
(Canadian dollars, in thousands)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2002	2001	2002	2001

DEFICIT, BEGINNING OF PERIOD	$(308,156)	$(274,087)	$(290,116)	$(251,192)
Net loss for the period	(7,408)	(7,102)	(22,809)	(29,997)
Accretion of convertible debentures	(1,031)	—	(3,259)	—
Interest and carrying charges on convertible debentures	(95)	—	(506)	—

DEFICIT, END OF PERIOD	$(316,690)	$(281,189)	$(316,690)	$(281,189)

CONSOLIDATED STATEMENTS OF CASH FLOW
(Canadian dollars, in thousands)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2002	2001	2002	2001

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING
Net loss	$(7,408)	$(7,102)	$(22,809)	$(29,997)
Add items not affecting cash:
Amortization of capital assets	227	347	727	934
Unrealized foreign exchange gain included in cash and cash equivalents	(166)	(799)	(20)	(399)
Net change in non-cash balances from operations	(244)	696	(5,275)	11,051

	(7,591)	(6,858)	(27,377)	(18,411)

INVESTING
Decrease/(Increase) in short-term investments	5,213	(19,668)	20,652	(6,620)
Purchase of capital assets	(142)	(283)	(266)	(533)

	5,071	(19,951)	20,386	(7,153)

FINANCING
Proceeds on issue of common shares, net of issue costs	1,433	389	4,158	28,844
Proceeds/(Financing costs) of convertible debentures	—	13,259	(24)	13,259
Principal repayment on convertible debentures	(4,118)	—	(11,063)	—
Interest on convertible debentures	(153)	—	(748)	—
Repayment of capital lease obligation	(50)	(47)	(162)	(141)

	(2,888)	13,601	(7,839)	41,962

Effect of exchange rate fluctuations on cash and cash equivalents	166	799	20	399

(DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(5,242)	(12,409)	(14,810)	16,797

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	13,221	38,787	22,789	9,581

CASH AND CASH EQUIVALENTS, END OF PERIOD	$7,979	$26,378	$7,979	$26,378

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid	$11	$5	$36	$24
Amount of income taxes paid	$—	$—	$—	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars, in thousands, except per share amounts and as noted otherwise)
(Unaudited)

1.	Basis of Presentation

The accompanying unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the year ended December 31, 2001, except as noted below. Comparative figures for prior periods have been restated to conform to the current presentation.

Omitted from these statements are certain information and note disclosures normally included in the annual financial statements prepared in accordance with Canadian GAAP. The financial statements and notes presented should be read in conjunction with the audited financial statements for the year ended December 31, 2001 filed with the appropriate securities commissions.

2.	Changes in Accounting Policy

a) Foreign currency translation

Effective January 1, 2002, the Company adopted the recommendations of revised CICA Handbook Section 1650 Foreign Currency Translation, which eliminates the deferral and amortization of unrealized exchange gains on long-term monetary items, requiring instead that they be recognized in income in the period that they occur. There is no material impact on the financial statements resulting from this change either in the current period or the prior period presented.

b) Stock-based compensation

Effective January 1, 2002, the Company adopted new CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments, which recommends the fair value-based methodology for measuring compensation costs. The new section also permits the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires disclosure of pro forma earnings and earnings per share as if the fair value method had been adopted. The Company has elected to adopt the intrinsic value-based method for employee awards. Any consideration paid by the option holders to purchase shares is credited to share capital. If share options are repurchased from holders, the consideration paid is charged to retained earnings. There is no effect on the financial statements of either the current period or prior period presented (see Note 7).

c) Goodwill and other intangible assets

Effective January 1, 2002, the Company adopted on a prospective basis new CICA Handbook Section 3062 Goodwill and Other Intangible Assets, whose provisions replace the amortization of goodwill and indefinite life assets with requirements for an annual impairment test. Any material decline in fair value from carrying value will be charged to expense in the period that impairment has been determined. There is no material impact on the financial statements resulting from this change either in the current period or the prior period presented.

3.	Share Capital

The following table presents share information for the period ended:

	Nine Months
	Ended September 30

Common Shares	2002	2001

Common shares, beginning of period	52,377	49,736
Issued under Merck CSPA	—	1,912
Issued under equity line CSPA	811	448
Issued under exercise of stock options	190	245

Common shares, end of period	53,378	52,341

Stock options
Stock options, beginning of period	4,225	4,105
Granted	263	73
Exercised	(190)	(245)
Cancelled	(392)	(85)

Stock options, end of period	3,906	3,848

Stock options are exercisable at a range of exercise prices from $2.30 to $23.10 per share.

Warrants

There were no transactions relating to warrants during the period.

4.	Convertible Debentures

Under the terms of the convertible debenture agreement dated September 26, 2001, the Company elected to pay the July through September obligations in cash in the aggregate amount of $4,271 (2001 — nil). Aggregate payments for the 9 months ended September 30, 2002 were $11,811 (2001 - nil). The October obligation was paid in cash as well.

	Nine Months Ended September 30

	2002	2001

Common equity component	$11,000	$19,079
Purchase warrants	3,338	3,338

Convertible debentures, end of period	$14,338	$22,417

5.	Marketing and Business Development

Under the terms of the collaborative agreements, the Company and Merck KGaA (Merck) agreed to co-fund marketing and business development expenditures relating to North American marketing and co-promotion, which include pre-launch activities leading to commercialization. The parties reconcile such joint development costs on a quarterly basis, and when it results in funding payments to Merck, the Company records such nonrefundable amounts as Marketing and Business Development expense.

6.	Loss per Share

Under CICA Handbook Section 3500 Earnings Per Share, basic and diluted loss per share has been calculated as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2002	2001	2002	2001

Net loss, as reported	$(7,408)	$(7,102)	$(22,809)	$(29,997)
Convertible debentures accounted for as equity:
Accretion of convertible debentures	(1,031)	—	(3,259)	—
Interest and carrying charges on convertible debentures	(95)	—	(506)	—

Net loss to common shareholders	$(8,534)	$(7,102)	$(26,574)	$(29,997)

Weighted-average shares outstanding	52,817	51,213	52,817	51,213

Basic and diluted loss per share	$(0.16)	$(0.14)	$(0.50)	$(0.59)

7.	Stock-Based Compensation

As permitted by CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments, the Company has elected to continue measuring compensation costs using the intrinsic value-based method for employee stock options. Under this method, no compensation expense is recognized when stock options are issued, as the exercise price of each option equals the minimum of the market value at the date immediately preceding the grant.

Had compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model, additional compensation expense would have been recorded in the statement of operations for the period, with pro forma results as presented below. Under the transitional provisions of Section 3870, comparative figures are not required.

Dividend rate	0.0%
Annualized volatility	90.85%
Risk-free interest rate	4.36%
Expected life of options in years	6.0

	Three Months Ended	Nine Months Ended
	September 30	September 30

Net loss to common shareholders (Note 6)	$(8,534)	$(26,574)
Compensation expense	(37)	(86)

Pro forma net loss	$(8,571)	$(26,660)

Pro forma basic and diluted loss per share	$(0.16)	$(0.50)

Pro forma amounts may not be indicative of actual future values due to the fact that the fair value of options granted must be amortized over the vesting period, and additional options may be granted in future years.

8.	Segmented Information

The Company is engaged worldwide in the biotechnology healthcare industry in a single business segment, research and development of therapeutic products for the treatment of cancer. Revenue, operations, and capital assets by geographic region for the periods indicated are as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2002	2001	2002	2001

Revenue from operations in
Canada	$87	$241	$355	$850
United States	—	2	—	8
Barbados	1,184	1,145	3,346	2,990
Europe	109	109	327	182

	$1,380	$1,497	$4,028	$4,030

Amortization of capital assets in
Canada	$153	$256	$480	$693
United States	74	91	247	241

	$227	$347	$727	$934

Capital assets in
Canada			$973	$1,239
United States			769	943

			$1,742	$2,182

The Company derives significant revenue from certain customers. The number of customers which individually account for more than 10 per cent of revenue and total revenue from transactions with those customers are as follows:

	Number of Customers	Revenue

2002	1	$3,806
2001	2	3,839

9.	Subsequent Event

On October 10, 2002, the Company announced a major cost reduction initiative directed primarily at curtailing early stage research programs in order to focus its energy and resources on the two lead product candidates undergoing clinical development, THERATOPE® and BLP25 vaccines. This restructuring will result in a 30% reduction of staff, largely in discovery research operations and related administrative support. However, the earnings and cash impacts of the decision have not been determined at this time.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.

(Registrant)

Date: November 25, 2002	By:	/s/ Edward A. Taylor

Edward A. Taylor Vice President Finance

Exhibit Index

Exhibit No	Description

99.1	Certification of the Company’s Chief Executive Officer relating to the financial statements incorporated as part of the Third Quarterly Report to Shareholders, for the period ending September 30, 2002, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification of the Company’s Chief Financial Officer relating to the financial statements incorporated as part of the Third Quarterly Report to Shareholders, for the period ending September 30, 2002, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002